Exhibit 1

Recent Developments

The information contained in this section supplements the information about Argentina corresponding to the headings below that are contained in Exhibit 99.D to Argentina’s annual report on Form 18-K, for the year ended December 31, 2015 (the “2015 Annual Report”). References in this Exhibit 1 to Amendment No. 2 to the 2015 Annual Report (the “Amendment”) to headings and defined terms not contained herein shall be to the corresponding headings in Exhibit 99.D to the 2015 Annual Report.

Preservation of Defenses

Nothing in this Amendment, or in any communication from the Republic, constitutes an acknowledgment or admission of the existence of any claim or any liability of the Republic to pay that claim or an acknowledgment that any ability to bring proceedings in any jurisdiction in respect of such claim or any limitation period relating thereto has been revived or reinstated, or an express or implied promise to pay any such claim (or part thereof). Whether or not a claim exists, the Republic may in its sole discretion and only if written notice to that effect is received from a duly authorized officer of the Republic, attribute a value to such claim for purposes of the Republic’s Settlement Proposal, or for any other purpose. All defenses available to the Republic relating to any applicable statute of limitations or otherwise are expressly preserved for all purposes. This Amendment may not be relied upon as evidence of the Republic’s agreement that a claim exists, or of the Republic’s willingness, ability or obligation to pay any claim. Any attribution of any value to any claim for purposes of the Republic's Settlement Proposal, or for any other purpose, will not be considered an acknowledgment of the existence or validity of that claim and any consideration given by or on behalf of the Republic to the proponent of that claim will be consideration only for the agreement by the proponent of that claim to cease all actions or proceedings in respect of that claim and to irrevocably assign and transfer to the Republic all rights, if any, with respect to such claim and to undertake to complete any and all formalities or requirements necessary to ensure that if such claim existed neither the proponent nor any successor or assignee of the proponent (other than the Republic) is able to evidence or allege such claim to remain in existence or to be a liability of the Republic.

PRESENTATION OF STATISTICAL AND OTHER INFORMATION

INDEC

On November 9, 2016, the IMF Executive Board lifted its censure on the Republic, noting that the Republic has resumed the publication of statistical data in a manner consistent with its obligations under the Articles of Agreement of the IMF.

As of the date of this Amendment, the INDEC has published the INDEC Report (which includes GDP data), the CPI for May, June, July, August, September, October and November 2016, and certain revised foreign trade and balance of payment statistics for the years 2011 through 2015 since the state of administrative emergency was declared on January 8, 2016, which are included in this Amendment.

The INDEC is currently implementing a number of measures to produce reliable statistical information that include, among others, investments in basic statistical collection procedures, the expansion of social statistics and the strengthening of economic development statistics. In this context, the INDEC is planning a series of initiatives that are expected to improve the reliability of basic statistics, including conducting a national household expenditure survey for the period 2017-2018, extending the basket of goods and prices covered to include locations across Argentina (previously limited to the greater Buenos Aires area) for purposes of calculating CPI, a mining census in 2017, an economic activity census and an agricultural census in 2018, in all cases to be carried out prior to next national census scheduled for 2020.

In relation to the revision and production of historical statistical information, in particular related to poverty, the INDEC, in its September 2016 Incidence Report on Poverty and Indigence, states that it continues to have reservations with respect to statistical series between January 2007 and December 2015, except for any information that has been restated in the relevant 2016 reports.

The INDEC’s reservations stem from the inability to obtain adequate historical data that would allow for the completion of series left incomplete prior to the declaration of statistical emergency. Accordingly, reports on poverty and indigence levels for the missing periods and dates cannot be reconstructed primarily to the lack of reliable data for the relevant periods and as of the relevant dates.

In furtherance of the authority delegated to the INDEC by Decrees No. 181/15 and 55/16, the INDEC has commissioned studies to determine the adequacy of the process for obtaining data, the process for the analysis of such data, the elaboration of indicators and its publication procedures.

THE REPUBLIC OF ARGENTINA

Government

Judicial System

Following the retirement of two justices, President Macri nominated Mr. Horacio Daniel Rosatti and Mr. Carlos Fernando Rosenkrantz to the Supreme Court. Both nominees were confirmed by the Senate in June 2016. The Supreme Court has five confirmed sitting justices.

Ministry of the Treasury and Ministry of Finance

In December 2016, Mr. Alfonso Prat Gay, who had been appointed as Minister of the Treasury and Public Finance when President Macri took office, resigned from his position effective as of December 31, 2016. Following his resignation, the Macri administration decided to divide the former Ministry of the Treasury and Public Finance into two ministries, appointing Mr. Nicolas Dujovne as Minister of the Treasury (Ministro de Hacienda) and Mr. Luis Caputo as Minister of Finance (Ministro de Finanzas).

Foreign Affairs and International Organizations

On March 11, 2016, the United Nations Commission on the Limits of the Continental Shelf (the “CLCS”) unanimously approved a recommendation that expanded Argentina’s maritime territory in the South Atlantic Ocean (the “CLCS Recommendation”). The surface area within the designated limits covers approximately 0.7 million square miles —the equivalent of nearly 35% of Argentina’s territory.

Under the 1982 United Nations Convention on the Law of the Sea, CLCS recommendations to coastal states on matters related to the establishment of the outer limits of their continental shelf are not binding, but the limits of the continental shelf established by a coastal state based on such recommendations are final and binding.

The CLCS Recommendation has not been contested by any other country or territory. Argentina’s submission to the CLCS regarding the outer limit of its continental shelf comprised the continental, insular and Antarctic territory. The CLCS, however, postponed the analysis of any areas that are the subject of controversy with the United Kingdom as well as any portion of Argentina’s continental shelf that overlaps with territories that fall within the scope of the Antarctic Treaty dated December 1, 1959 (as amended), to which Argentina is a party. Consequently, the recommendation does not cover such areas.

The CLCS Recommendation and Argentina’s affirmation of rights over the extended continental shelf are expected to have a beneficial economic impact insofar as, according to Article 77 of the United Nations Convention on the Law of the Sea, the coastal state has sovereign rights over the continental shelf with respect to exploration and exploitation of natural resources.

On October 11 2016, Argentina and Chile’s double taxation treaty entered into force, after Argentina notified Chile that its internal requirements had been satisfied.

On November 9, 2016, the IMF concluded the Article IV Consultation with Argentina. Under Article IV of the IMF’s Articles of Agreement, the IMF holds bilateral discussions with members, usually every year. IMF staff visit the country, collect economic and financial information, and discuss the country’s economic developments and policies with officials. The IMF staff then prepare a report, which forms the basis for discussion by the Executive Board. The most recent Article IV Consultation with Argentina took place in July 2006. The report is publicly available on the IMF’s website at http://www.imf.org/external/pubs/cat/longres.aspx?sk=44386. The contents of this website are not intended to be incorporated by reference into this Amendment.

On November 16, 2016, Argentina and Switzerland signed a declaration agreeing to the automatic exchange of tax-related information and a memorandum of understanding regarding the existing double taxation treaty between both countries in relation to certain taxes, such as income taxes and wealth taxes, which includes mechanisms to avoid abuses of the system through tax evasion.

In December 2016, Argentina and the United States signed a tax information agreement that seeks to combat tax evasion and promote transparency.

As of the date of this Amendment, Argentina is working towards negotiating free trade agreements with the European Union and the United States (the free trade agreements are being negotiated via the Latin American trade block MERCOSUR).

THE ARGENTINE ECONOMY

Macri Administration: 2015-Present

Presidential and congressional elections in Argentina took place on October 25, 2015, and a runoff election between the two leading presidential candidates was held on November 22, 2015, resulting in Mr. Mauricio Macri (from the Cambiemos coalition) being elected President of Argentina. The Macri administration assumed office on December 10, 2015.

Since assuming office, the Macri administration has announced and executed several significant economic and policy reforms, including:

•	Foreign exchange reforms. The Macri administration eliminated substantially all of the foreign exchange restrictions, including certain currency controls, that were imposed by the Fernández de Kirchner administration. These reforms are expected to provide greater flexibility and easier access to the foreign exchange market (MULC). See “Exchange Rates and Exchange Controls—Exchange Controls” for a description of the principal measures adopted as of the date of this Amendment.
•	INDEC reforms. On January 8, 2016, based on its determination that the INDEC had failed to produce reliable statistical information, particularly with respect to CPI, GDP, poverty and foreign trade data, the Macri administration declared a state of administrative emergency for the national statistical system and the INDEC until December 31, 2016. As of the date of this Amendment, the INDEC has published certain revised data, including the CPI for May, June, July, August, September, October, November and December 2016 and foreign trade and balance of payment statistics. On June 29, 2016, the INDEC published the INDEC Report including revised GDP data for the years 2004 through 2015. On September 22, 2016, the INDEC resumed publication of its essential goods and services basket assessment. On November 9, 2016, the IMF Executive Board lifted its censure on the Republic, noting that the Republic had resumed the publication of data in a manner consistent with its obligations under the Articles of Agreement of the IMF. However, the administrative emergency continues. For more information, see “Presentation of Statistical and Other Information—Certain Methodologies.”
•	Access to Public Information Act. On September 14, 2016, Congress passed Law No. 27,275, which establishes the right to access certain information of, among others, the Government, the attorney general’s office, the Judiciary Council, Congress, the Central Bank, entities owned by the Argentine state, institutions or funds administered by the Government and business organizations or trusts that have received public funds.
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•	Financial policy. Soon after taking office, the Macri administration sought to settle the outstanding claims with the holders of Untendered Debt, and the Minister of the Treasury designed a debt restructuring and cancellation program with the aim of reducing the amount of outstanding Untendered Debt. In February 2016, the Republic entered into agreements in principle to settle outstanding claims with certain holders of Untendered Debt and put forward a proposal to other holders of Untendered Debt, including those with pending claims in U.S. courts, subject to two conditions: obtaining approval by the Argentine Congress and lifting the pari passu injunctions. On March 2, 2016, the District Court agreed to vacate the pari passu injunctions, subject to two conditions: first, the repealing of all legislative obstacles to settlement with holders of Untendered Debt, and second, full payment to holders of pari passu injunctions with whom the Government had entered into agreements in principle on or before February 29, 2016, in accordance with the specific terms of such agreements. On April 13, 2016, the District Court’s order was affirmed by the Second Circuit Court of Appeals. On March 31, 2016, the Argentine Congress repealed the legislative obstacles to the settlement and approved the Settlement Proposal. Argentina closed the April 2016 Transaction on April 22, 2016 and applied U.S.$9.3 billion of the net proceeds to satisfy settlement payments on agreements of holders of approximately U.S.$4.2 billion principal amount of Untendered Debt. Upon confirmation that the conditions set forth in its March 2, 2016 order had been satisfied, the District Court ordered the vacatur of all pari passu injunctions.

Since April 2016, Argentina has continued settling claims with holders of Untendered Debt consistent with the terms of its February 2016 settlement proposal. As of December 31, 2016, the outstanding principal amount of Untendered Debt that was not subject to a settlement agreement totaled approximately U.S.$.1.51 billion.

On December 22, 2016, in a case involving certain creditors that had not responded to the February 2016 settlement proposal and alleged a continued violation of the pari passu clause, the District Court found that no continued pari passu violation existed although the plaintiffs’ bonds remained unpaid while Argentina was paying its consenting creditors as well as the newly issued bonds. In its ruling, the District Court also found that under New York law claims relating to Untendered Debt governed by New York law become time-barred after six years.

•	Foreign Currency-Denominated Bonds. Since the April 2016 Transaction, Argentina has issued foreign currency denominated bonds in aggregate amounts of U.S.$2.75 billion and €2.5 billion under foreign law and reopened securities issued under local law for a total of U.S.$1.2 billion. In addition, Argentina accessed the domestic US-dollar market by issuing Treasury bonds (LETES), of which U.S.$7.6 billion were outstanding as of December 31, 2016.
•	Foreign trade reforms. The Kirchner and Fernández de Kirchner administrations imposed export duties and other restrictions on several sectors, particularly the agricultural sector. The Macri administration eliminated export duties on wheat, corn, beef, mining, oil and regional products, and reduced the duty on soybean exports by 5%, from 35% to 30%. A 5% export duty on most industrial exports was also eliminated. With respect to payments for imports of goods and services to be performed abroad, the Macri administration eliminated the restrictions on access to the MULC. In addition, importers were offered short-term debt securities issued by the Republic to be used to repay outstanding commercial debt for the import of goods.
•	Fiscal policy. The Macri administration took steps to anchor the fiscal accounts, to reduce the primary fiscal deficit, and pursued a primary fiscal deficit target of 4.8% of GDP in 2016 through the elimination of subsidies, the reorganization of certain expenditures and the generation of increased revenue through the Tax Amnesty. The Macri administration’s ultimate aim is to achieve a balanced primary budget by 2019.
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•	Correction of monetary imbalances. The Macri administration announced the adoption of an inflation targeting regime in parallel with the floating exchange rate regime and set inflation targets for the next four years, including a band of 20-25% for 2016. The Central Bank has increased sterilization efforts to reduce excess monetary imbalances and raised peso interest rates to offset inflationary pressure. Inflation from December 2015 to December 2016, as measured by City of Buenos Aires, stood at 41.0%. Inflation from May to December 2016, as measured by INDEC, stood at 16.9%. In October 2016, the Central Bank announced its intention to use the 7-day repo reference rate as the anchor of its inflation targeting regime beginning in January 2017. Short term notes issued by the Central Bank ( LEBACs) would be used to manage liquidity.
•	National electricity state of emergency and reforms. Following years of very limited investment in the energy sector, as well as the continued freeze on electricity and natural gas tariffs since the 2001-2002 economic crisis, Argentina began to experience energy shortages in 2011. In response to the growing energy crisis, the Macri administration declared a state of emergency with respect to the national electricity system, which will remain in effect until December 31, 2017. The state of emergency allows the Government to take actions designed to ensure the supply of electricity to the country, such as instructing the Ministry of Energy and Mining to design and implement, with the cooperation of all federal public entities, a coordinated program to guarantee the quality and security of the electricity system. In addition, through Resolution No. 6/2016 of the Ministry of Energy and Mining and Resolution No. 1/2016 of the Ente Nacional Regulador de la Electricidad (National Electricity Regulatory Agency), the Macri administration announced the elimination of a portion of energy subsidies currently in effect and a substantial increase in electricity rates. As a result, average electricity prices have already increased and could increase further. By correcting tariffs, modifying the regulatory framework and reducing the Government’s role as an active market participant, the Macri administration sought to correct distortions in the energy sector and stimulate investment. However, certain of the Government’s initiatives were challenged in the Argentine courts and resulted in judicial injunctions or rulings limiting the Government’s initiatives.

During 2016, lower court injunctions suspended in certain provinces and cities end-user electricity tariff increases implemented as of February 1, 2016, and instructed the Ministry of Energy and Mining and the National Electricity Regulating Agency (the Ente Nacional Regulador de la Electricidad or “ENRE”) to conduct a non-binding public hearing prior to sanctioning any such increases. On October 28, 2016, a non-binding public hearing was conducted by the Ministry of Energy and Mining and ENRE to present tariff proposals submitted by distribution companies covering the greater Buenos Aires area (approximately 15 million inhabitants) for the 2017-2021 period in the framework of the Integral Tariff Review (as defined below). On December 14, 2016, eight non-binding public hearings (in Buenos Aires, Mendoza, Neuquén, Mar del Plata, Formosa, Santiago del Estero and Puerto Madryn) were conducted by the Ministry of Energy and Mining and ENRE to present tariff proposals for electricity transmission at the national and regional level and the seasonal reference prices of capacity and energy in the wholesale electricity market, as well as a proposal to reduce subsidies for the 2017-2021 period. The determination of the final tariffs and reference prices is pending.

•	Tariff increases. With the aim of encouraging companies to invest and improve the services they offer and enabling the Government to assist those in need, the Macri administration has begun updating the tariffs for electricity, transportation, gas and water services (the “Integral Tariff Review”). Each of the announced tariff increases contemplates a tarifa social (social tariff), which is designed to provide support to vulnerable groups, including beneficiaries of social programs, retirees and pensioners that receive up to two minimum pensions, workers that receive up to two minimum salaries, individuals with disabilities, individuals registered in the Monotributo Social program, domestic workers and individuals receiving unemployment insurance. Subsequent modifications to these announced tariff increases were made, including a 20% discount on the regular distribution price for 400 designated energy-intensive companies that purchase electricity directly from distributors.
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On August 18, 2016, the Supreme Court of Argentina in “Centro de Estudios para la Promoción de la Igualdad y la Solidaridad v/ Ministry of Energy and Mining,” affirmed lower court injunctions suspending end-user natural gas tariff increases sanctioned as of April 1, 2016, and instructed the Ministry of Energy and Mining and ENARGAS to conduct a non-binding public hearing prior to sanctioning any such increases. On September 16, 2016, a non-binding public hearing was conducted by the Ministry of Energy and Mining and ENARGAS to submit (i) transitional tariffs for transportation and distribution of natural gas at the national level in the framework of the Integral Tariff Review for the period 2017-2021, (ii) a new set of gas prices at the Point of Entry to the Transportation System (PIST) and (iii) a proposal to reduce subsidies for the period 2016-2022. Between October 2 and 7, 2016, public hearings were also conducted at the national level with regard to tariff proposals for gas transportation and distribution throughout the country for the period 2017-2021 in the framework of the Integral Tariff Review.

On October 6 and 7, 2016, after conducting non-binding public hearings, the Ministry of Energy and Mining and ENARGAS published a new end-user gas tariff scheme. The scheme establishes a two tariff schedule for private residences, establishing lower tariffs for units that decreased consumption compared to the same period in the previous year by at least 15%.

On October 11, 2016, the Ministry of Energy and Mining (a) expanded the amount of eligible beneficiaries of social tariffs to include retirees and pensioners that receive pensions equal to up to two minimum salaries, certain war veterans and medically dependent customers, and (b) decreed that institutions that perform activities of public interest would be entitled to residential rates.

The year-on-year increase in the price of energy in the wholesale electricity market for end-users, which excludes transportation and distribution costs and accounts for approximately 45% of the tariff to end-users in the City of Buenos Aires, totaled 233% (from Ps.96/MWh to Ps.320/MWh on average), while the increase in the price of natural gas for end-users was 68% (from Ps.37/MMBtu to Ps.62/MMBtu on average).

•	Retiree Programs. On June 29, 2016, Congress passed a bill approving the Historical Reparations Program for Retirees and Pensioners, which took effect upon its publication in the official gazette. The main aspects of this program, which is designed to conform government social security policies to Supreme Court rulings, include (i) payments to more than two million retirees and the retroactive compensation of more than 300,000 retirees and (ii) the creation of a pensión universal (universal pension) for the elderly, which guarantees an income for all individuals over 65 years of age who are otherwise ineligible for retirement. The Historical Reparations Program for Retirees and Pensioners will give retroactive compensation to retirees in an aggregate amount of more than Ps. 47.0 billion and involve expenses of up to Ps. 75.0 billion to cover all potential beneficiaries. The bill provides that assets held by the FGS, including equity interests, may be sold to finance this program.
•	Tax Amnesty Law. In July 2016, the Régimen de Sinceramiento Fiscal (the Tax Amnesty Law) was introduced to promote the voluntary declaration of assets by Argentine residents (the “Tax Amnesty Law”). The law allows Argentine tax residents holding undeclared funds or assets located in Argentina or abroad to (i) declare such property until March 31, 2017 without facing prosecution for tax evasion or being required to pay outstanding tax liabilities on the assets, provided they can provide evidence that the assets were held by certain specified cut-off dates, and (ii) keep the declared property outside Argentina and not repatriate such property to Argentina. In the case of cash that was not deposited in bank accounts by the specified cut-off dates, such amounts have to be disclosed by October 31, 2016 and deposited by November 21, 2016 in special accounts opened at Argentine financial entities. As of December 31, 2016, assets totaling approximately, Ps.106.8 billion had been declared.

Depending on the amount declared, how soon it is declared, the election to subscribe for certain investment securities and the payment method used, those who take advantage of the law will pay a special tax of between 0 and 15% on the total amount declared. Alternatively, they can invest an equivalent amount in government bonds or a fund that will finance, among other things, public infrastructure projects and small to medium-sized businesses in general. The special tax rate is set as follows: (i) undeclared assets below Ps. 305,000: 0%, (ii) undeclared assets between Ps. 305,000 and Ps. 800,000: 5% on the value of the assets, (iii) undeclared assets (except property) in excess of Ps. 800,000, if declared before December 31, 2016: 10% and if declared after December 31, 2016 and until March 31, 2017: 15% on the value of assets. Taxpayers may elect to subscribe for certain investment securities and reduce the tax rates payable upon disclosure of previously undisclosed assets.

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On October 31, 2016, the Ministry of the Treasury and Public Finances and the Argentine Revenue Service Agency (the Agencia Federal de Ingresos Públicos or “AFIP”) announced that through that date, which was the end of the first stage of the Tax Amnesty Law implementation, U.S.$4.6 billion cash holdings had been declared. In addition, the cut-off date for depositing declared cash amounts was extended through November 21, 2016.

On November 21, 2016, the Ministry of Finance and the AFIP announced that, through that date, which was the end of the second stage of the Tax Amnesty Law implementation, U.S.$7.2 billion in cash holdings had been declared. On December 27, 2016, the Ministry of Finance and the AFIP announced that, through that date, U.S.$ 97.8 billion in cash holdings, real estate and securities had been declared.

•	Social Measures. On April 16, 2016, President Macri announced a series of measures intended to alleviate the impact of adverse conditions of certain social sectors, including:
o	the eligibility of over half a million children of self-employed individuals to receive the same allowances as those provided to employed workers. In addition, temporary workers will receive allowances throughout the year, including for the months they are not employed;
o	the harmonization of Asignación Universal por Hijo (Universal Child Allowance) with local programs to permit eligibility for more than one program;
o	a bill, which was approved by Congress on June 8, 2016, to refund up to Ps. 300 per month in VAT paid on the purchase of certain staples (such as food, clothing and cleaning supplies) by retirees that receive minimum pensions and individuals receiving the Universal Child or pregnancy allowance; this limit will be adjusted based on the variation of the prices;
o	a one-time allowance of Ps. 500 for retirees receiving minimum pensions and individuals receiving the Universal Child Allowance; and
o	a 20% increase in amounts paid under the Plan Argentina Trabaja program (Argentine Jobs Program) and Ellas Hacen (Women Make) program and an increase in the limit on annual income, from Ps. 48,000 to Ps. 72,000, for those eligible for the Monotributo Social program.

In addition, on December 14, 2016, Congress approved Law No. 27,345, which among other measures, declared a social emergency until December 31, 2019.

•	Precios Cuidados and Precios Claros. The Government also announced modifications to the Precios Cuidados program, which was originally launched in January 2014 to establish price controls on a broad range of basic household and other products. The new program ran from September 6, 2016 to January 6, 2017, and was further extended until December 31, 2017, and includes fresh products such as fruits, vegetables and certain meats. The Precios Claros program was implemented to allow consumers to compare prices between hundreds of supermarket products. For more information, see “—Poverty and Income Distribution.”
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•	Public Bid Process for New Renewable Energy Generation Units. On March 22, 2016, the Secretariat of Energy called for bids to install 1,000 MW of new renewable energy units (the “RenovAR Program”). This bid process is governed by Law No. 27,191 and Decree No. 531/16, which encouraged the increase of energy generation from renewable sources by providing, among other things, significant tax benefits. On September 5, 2016, bids for a total of 6,366 MW were presented under the first round of this renewable energy bidding process. Bids submitted under this first round included 49 distinct wind energy projects totaling 3,468 MW and 58 distinct solar energy projects totaling 2,834 MW. Bids were also submitted for 11 biomass-biogas projects totaling 53 MW and 5 small hydroelectric projects totaling 11 MW. On October 7, 2016, the winning bids for the first round of the RenovAR Program to incorporate 1,109 MW of electricity generated from renewable sources were announced. Twelve wind energy projects were awarded for 708 MW, four solar energy projects for 400 MW and one biomass-biogas project for 1 MW.

On October 31, 2016, the Ministry of Energy and Mining, by means of Resolution 252/2016, launched round 1.5 of the RenovAR Program as a continuation of round 1. This follow-up round allowed participants to resubmit their bids with a new price. The Ministry of Energy and Mining indicated that it would award new projects if, among other conditions, the price was below the U.S.$59.39 MWh threshold for wind projects (the weighted average price of projects awarded in round 1). On November 25, 2016, the Ministry finalized the auction process for the installation of new renewable energy units and, under Resolution 281/2016, granted awards in the amount of 1,281.5 MW, with an average price of U.S.$53.98 per MWh, including wind energy projects and 20 solar energy projects.

•	Strengthening of Regional Economies. On October 3, 2016, the Government announced a plan to strengthen regional economies. The plan is expected to include increased reimbursements for exports of regional products, policies to improve disease control operations performed by the Servicio Nacional de Sanidad y Calidad Agroalimentaria (SENASA) and the creation of a new fund to provide credit for agroindustrial investment.
•	Aviation Sector Development. On September 21, 2016, the Government announced its “Plan Integral” (Comprehensive Plan) construction program, which is intended to boost the development of the civil aviation sector and includes investments of more than Ps. 22.0 billion over the 2017-2020 period.
•	Border Pass. On October 28, 2016, President Macri announced the commencement of the preselection period for tenders for the construction of the Paso Agua Negra (Agua Negra Pass) tunnel, which will link the province of San Juan with the Coquimbo port in Chile to improve cargo transportation across Argentina and Chile. The construction cost is estimated at U.S.$ 1.5 billion.
•	Promotion of productive activity. In October 2016, through the issuance of regulations supplementing the Ley Pyme (SME Act), the following tax benefits for SMEs were introduced:
o	the notional minimum income tax for SMEs was eliminated;
o	SMEs can deduct taxes paid on financial transactions from income tax payments;
o	SMEs may defer monthly VAT payments for 90 days;
o	SMEs may deduct 10% of their investments from their income tax payments; and
o	SMEs will receive VAT returns from investments, in the form of a tax credit bond, to be used for tax paying purposes.

In December 2016, the European Investment Bank approved a €60 million line of credit to finance micro and small and medium-sized enterprises, prioritizing productive investments, the use of renewable energies and the development of foreign trade.

•	Private-Public Partnerships Law. On November 16, 2016, Congress approved the Private-Public Partnerships’ Law, which provides for a special regime for infrastructure projects by private investors in partnership with the public sector. Pursuant to this law, the Government and private investors may enter into different types of arrangements depending on the needs of the project, such as agreements, trusts or the creation of sociedades anónimas (corporations).
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•	Amendment to the Capital Markets Law. In November 2016, the government submitted a bill to Congress with comprehensive amendments to the current capital markets law No. 26,831, and other related laws. Furthermore, the bill provides for the amendment of certain tax provisions and regulations relating to derivatives, as well as for the promotion of a financial inclusion program. The main proposed amendments, which are generally intended to increase flexibility and legal certainty while mitigating systemic risk and avoiding conflict of interests, include:
o	Amendments affecting the power and function of the Comisión Nacional de Valores’s (the “CNV”), including the CNV’s power to appoint observers with veto powers and to remove a company’s board of directors without the prior intervention of a competent court;
o	the reestablishment of the jurisdiction of the commercial courts (as opposed to courts with jurisdiction over administrative matters) to hear appeals relating to resolutions and fines imposed by the CNV;
o	a modification of the criteria to determine, among other things, the price and launch of mandatory tender offers triggered by a change in control; and
o	amendments relating to the sanctions and other powers of the CNV and other amendments relating to the regulation of certain financial products and activities.
•	Climate change. The National Cabinet on Climate Change was created, which will establish policies and seek to generate public awareness.
•	Infrastructure. On January 10, 2017, the Macri administration announced a multi-sector agreement among the province of Neuquén, several oil companies and labor unions to develop the Vaca Muerta oil fields.
•	Increase in Minimum Income. In December 2016, Congress approved an increase in the minimum income threshold by approximately 23%, from Ps. 25,000 to Ps. 30,670 for married workers with two children and from Ps. 18,880 to Ps. 23,185 for single workers. The minimum income threshold will be subject to automatic adjustment going forward, by reference to increases in the average wages paid to public sector employees. Congress also passed modifications to the income tax brackets to take into account the impact of inflation in recent years.

The fiscal, monetary and currency adjustments undertaken by the Macri administration may subdue growth in the short term, but seek to guide the economy toward a sustained path for growth in the medium-term. Immediately after the foreign exchange controls were lifted on December 16, 2015, the dismantling of the multiple exchange regime resulted in the official peso exchange rate (available only for certain types of transactions) adjusting in value by 40.1%, as the peso-U.S. dollar exchange rate reached Ps. 13.76 to U.S.$1.00 on December 17, 2015. The Central Bank has since allowed the peso to float with limited intervention intended to ensure the orderly operation of the foreign exchange market. On December 31, 2016, the exchange rate was Ps. 15.850 to U.S.$1.00.

GROSS DOMESTIC PRODUCT AND STRUCTURE OF THE ECONOMY

The following table sets forth the evolution of GDP and per capita GDP for the periods specified, at current prices.

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Evolution of GDP and Per Capita GDP
(at current prices)

	Nine months ended September 30, 2015		Nine months ended September 30, 2016
GDP (in millions of pesos)(1)	Ps.	5,648,709	Ps.	7,783,369
GDP (in millions of U.S. dollars)(1)	U.S.$	629,586	U.S.$	534,570
Per capita GDP(1)	U.S.$	14,636	U.S.$	12,296
Peso / U.S. dollar exchange rate(2)		8.97		14.56

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(1)	GDP figures in this table are expressed in nominal terms on an annualized basis and were calculated by reference to an average of the first three annual quarters.
(2)	Average rate for the period specified.

Source: INDEC and Ministry of the Treasury.

The following tables set forth information on Argentina’s real GDP, by expenditure, for the periods specified, at constant 2004 prices.

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Composition of Real GDP by Expenditure
(in millions of pesos, at constant 2004 prices)

	Nine months ended September 30, 2015		Nine months ended September 30, 2016
Consumption:
Public sector consumption	Ps.	94,596	Ps.	95,953
Private consumption		531,342		524,779
Total consumption		625,938		620,732
Gross investment		141,505		134,647
Exports of goods and services		140,276		143,262
Imports of goods and services		177,301		188,885
Net exports/(imports)		(37,024)		(45,623)
Inventory provision		(4,181)		(1,036)
Real GDP	Ps.	726,238	Ps.	708,721

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Source: INDEC and Ministry of the Treasury.

Composition of Real GDP by Expenditure
(as % of total real GDP, at constant 2004 prices)

	Nine months ended September 30, 2015	Nine months ended September 30, 2016
Consumption:
Public sector consumption	13.0%	13.5%
Private consumption	73.2%	74.0%
Total consumption	86.2%	87.6%
Gross investment	19.5%	19.0%
Exports of goods and services	19.3%	20.2%
Imports of goods and services	24.4%	26.7%
Net exports/(imports)	(5.1)	(6.4)
Inventory provision	(0.6)	(0.1)
Real GDP	100.0%	100.0%

__________

Source: INDEC and Ministry of the Treasury.

In the nine months ended September 30, 2016, Argentina’s real GDP decreased by 2.4% compared to the same period in 2015. The decrease of real GDP was driven by a 4.8% decrease in gross investment and by a 0.8% decrease in total consumption, resulting from a 1.7% decrease in private sector consumption that was only partially offset by a 1.4% increase in public sector consumption.

During the nine months ended September 30, 2016, the services sector decreased by 0.2% and accounted for 51.1% of real GDP during this period. Within the services sector, financial services experienced the highest rate of decline. As compared to the same period in 2015, the primary production sector decreased by 6.2% and the secondary production sector decreased by 6.0%.

10

The following table sets forth the composition of Argentina’s real GDP by economic sector for the periods specified.

Real GDP by Sector
(in millions of pesos, at constant 2004 prices)

	Nine months ended September 30, 2015		Nine months ended September 30, 2016
Primary production:
Agriculture, livestock, fisheries and forestry	Ps.	61,989	Ps.	57,798
Mining and extractives (including petroleum and gas)		23,479		22,344
Total primary production		85,468		80,141

Secondary production:
Manufacturing		123,708		116,464
Construction		22,834		20,216
Electricity, gas and water		12,407		12,700
Total secondary production		158,949		149,379

Services:
Transportation, storage and communications		55,664		57,235
Trade, hotels and restaurants		104,807		102,444
Financial, real estate, business and rental services		98,968		97,366
Public administration, education, health, social and personal services		99,213		100,965
Domestic services(1)		4,307		4,276
Total services		362,960		362,286
Plus import duties less adjustment for banking service(2)		118,861		116,914
Total real GDP	Ps.	726,238	Ps.	708,721

__________

(1)	Includes services completed by domestic workers including caretakers, domestic servants and private chauffeurs.
(2)	The production figures in this table do not include duties assessed on imports used in production, which must be taken into account for purposes of determining real GDP. This line item adds import duties for purposes of determining real GDP.

Source: INDEC and Ministry of the Treasury.

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Real GDP by Sector
(as a % of real GDP, at constant 2004 prices)

	Nine months ended September 30, 2015	Nine months ended September 30, 2016
Primary production:
Agriculture, livestock, fisheries and forestry	8.5%	8.2%
Mining and extractives (including petroleum and gas)	3.2%	3.2%
Total primary production	11.8%	11.3%

Secondary production:
Manufacturing	17.0%	16.4%
Construction	3.1%	2.9%
Electricity, gas and water	1.7%	1.8%
Total secondary production	21.9%	21.1%

Services:
Transportation, storage and communication	7.7%	8.1%
Trade, hotels and restaurants	14.4%	14.5%
Financial, real estate, business and rental services	13.6%	13.7%
Public administration, education, health, social and personal services	13.7%	14.2%
Domestic services(1)	0.6%	0.6%
Total services	50.0%	51.1%
Plus import duties less adjustment for banking service(2)	16.4%	16.5%
Total real GDP	100.0%	100.0%

__________

(1)	Includes services completed by domestic workers including caretakers, domestic servants and private chauffeurs.
(2)	The production figures in this table do not include duties assessed on imports used in production, which must be taken into account for purposes of determining real GDP. Import duties for purposes of determining real GDP are recorded under this line item.

Source: INDEC and Ministry of the Treasury.

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Real GDP Growth by Sector
(% change from same period in previous year, at constant 2004 prices)

Nine months ended September 30, 2016
Primary production:
Agriculture, livestock, fisheries and forestry	(6.8)%
Mining and extractives (including petroleum and gas)	(4.8)
Total primary production	(6.2)

Secondary production:
Manufacturing	(5.9)
Construction	(11.5)
Electricity, gas and water	2.4%
Total secondary production	(6.0)

Services:
Transportation, storage and communication	2.8%
Trade, hotels and restaurants	(2.3)
Financial, real estate, business and rental services	(1.6)
Public administration, education, health, social and personal services	1.8%
Domestic services(1)	(0.7)
Total services	0.2%
Plus import duties less adjustment for banking service(2)	(1.6)
Total real GDP	(2.4)%

__________

(1)	Includes services completed by domestic workers including caretakers, domestic servants and private chauffeurs.
(2)	The production figures in this table do not include duties assessed on imports used in production, which must be taken into account for purposes of determining real GDP. Import duties for purposes of determining real GDP are recorded under this line item.

Source: INDEC and Ministry of the Treasury.

Primary Production

In the nine months ended September 30, 2016, the total primary sector production decreased to Ps. 80.1 billion, or 6.2%, from Ps. 85.5 billion in the same period in 2015. Only fisheries showed growth during this period, increasing by 1.0%, from Ps. 2.2 billion in the nine months ended September 30, 2015 to Ps. 2.3 billion in the same period in 2016.

Secondary Production

In the nine months ended September 30, 2016, the total secondary sector production decreased to Ps. 149.4 billion, or 6.0%, from Ps. 158.9 billion in the same period in 2015. While electricity, gas and water services grew by 2.4% compared to the same period in 2015, manufacturing activities were adversely affected by the contraction in domestic demand and the inability to access export markets, and the construction sector, which accounted for 2.9% of real GDP, decreased by 11.5% compared to the same period in 2015, mainly as a result of the decrease in private investment.

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Services

Composition of Services Sector
(in millions of pesos, at constant 2004 prices)

	Nine months ended September 30, 2015		Nine months ended September 30, 2016
Wholesale and retail trade and repairs	Ps.	93,939	Ps.	91,516
Transportation, storage and communication services		55,664		57,235
Real estate, business and rental services		72,033		71,477
Education, Social and health services		48,525		49,779
Financial services		26,936		25,889
Other community, social and personal services		18,730		18,470
Public administration		31,959		32,717
Hotels and restaurants		10,868		10,928
Other services		4,307		4,276
Total	Ps.	362,960	Ps.	362,286

__________

Source: INDEC and Ministry of the Treasury.

Growth of Services Sector
(% change from previous year, at constant 2004 prices)

Nine months ended September 30, 2016
Wholesale and retail trade and repairs	(2.6)%
Transportation, storage and communication services	2.8
Real estate, business and rental services	(0.8)
Education, social and health services	2.6
Financial services	(3.9)
Other community, social and personal services	(1.4)
Public administration	2.4
Hotels and restaurants	0.6
Other services	(0.7)
Total	0.2%

__________

(1)	Data for the nine months ended September 30, 2016 as compared to the same period in 2015.

In the nine months ended September 30, 2016, the services sector decreased slightly by 0.2% compared to the same period in 2015. This decrease was primarily driven by a 2.6% decrease in wholesale and retail trade and repairs services, as well as a 3.9% decrease in financial services. This decrease was offset by a 2.8% increase in transportation, storage and communication services and a 2.6% increase in education, social and health services. In the first nine months ended September 30, 2016, the services sector represented 51.1% of real GDP.

Poverty and Income Distribution

On September 22, 2016, the INDEC resumed publication of its essential goods and services basket assessment for the Greater Buenos Aires area. On December 22, 2016, this assessment indicated that a standard family required Ps. 13,126 to gain access to the essential goods and services basket in November 2016, compared to Ps. 11,320 in April 2016.

According to indicators published by the INDEC on September 28, 2016 , in the second half of 2016, 32.2% of the population and 23.1% of households lived below the poverty and indigence lines, respectively.

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Wages and Labor Productivity

In January 2016, the Ministry of Employment and Social Security, through the Wage Council, increased the minimum monthly wage to Ps. 6,060. In May 2016, the minimum monthly wage was further increased to Ps. 8,060, representing an increase of 33%, which became fully effective in January 2017. This increase in wages was implemented in three phases: 12.3% in June 2016 (to Ps. 6,810), 12.4% in September 2016 (to Ps. 7,560) and 8.3% in January 2017 (to Ps. 8,060). In addition, unemployment insurance was increased by 750%, with the minimum amount set as Ps. 1,875 and the maximum amount as Ps. 3,000 for the first three months, which gradually decreases to Ps. 1,200 after one year.

Environment

In March 2016, the Government signed an agreement with the World Bank to finance the Cuenca Matanza – Riachuelo Sustainable Development Program for a total cost of approximately U.S.$1 billion.

BALANCE OF PAYMENTS

Current Account

In the first nine months of 2016, the Republic’s balance of payments registered a U.S.$4.0 billion surplus. This surplus was primarily generated by:

•	a U.S.$14.5 billion surplus in the capital and financial account, compared to a U.S.$15.6 billion surplus recorded in the first nine months of 2015;
•	a U.S.$10.7 billion deficit in the current account, compared to a U.S.$11.9 billion deficit recorded in the first nine months of 2015; and
•	a U.S.$238 million surplus in errors and omissions, compared to a U.S.$1.3 billion deficit recorded in the first nine months of 2015.

In the first nine months of 2016, the current account deficit decreased mainly due to an increase in the trade balance surplus that was partially offset by an increase in the non-financial services deficit, which recorded a deficit of U.S.$5.7 billion in the first nine months of 2016, compared to a deficit of U.S.$3.2 billion in the same period of 2015. The increase in the trade balance surplus was due to an 8.7% decrease in imports, while exports decreased by 1.6% in the same period. The financial services account deficit decreased by 2.1% in the first nine months of 2015, mainly due to a 15.5% decrease in dividend payments abroad, which was partially offset by a 22.5% increase in interest payment outflows.

Trade Regulation

On January 18, 2016, the Government informed the dispute settlement body that it had modified its import requirements to comply with World Trade Organization rulings.

Capital and Financial Account

In the first nine months of 2016, the capital and financial account registered a surplus of U.S.$14.5 billion as compared to a surplus of U.S.$15.6 billion in the same period 2015.

Central Bank. Capital flows to the Central Bank decreased from a surplus of U.S.$7.2 billion to a surplus of U.S.$3.8 billion. This decrease was mainly the result of the unwinding of the currency swap with the People’s Bank of China in 2015.

15

Non-financial private sector. Capital flows recorded a surplus of U.S.$5.6 billion in the first nine months of 2015 compared to a deficit of U.S.$3.0 billion in 2016. The net decrease in capital inflows was mainly due to a U.S.$9.5 billion decrease in investments in local assets by foreign investors, from a U.S.$12.5 billion surplus recorded in the first nine months of 2015 to a U.S.$3.0 billion surplus recorded in the first nine months of 2016. Investments in external assets by residents, recorded a U.S.$7.0 billion deficit in the first nine months of 2015 compared to a U.S.$8.9 billion deficit recorded in the first nine months of 2016. Investments by non-residents in public bonds increased from U.S.$ 53 million in the first nine months of 2015 to U.S$ 3.1 billion in the same period in 2016.

Non-financial public sector. Capital flows increased from a surplus of U.S.$892 million in 2015 to a surplus of U.S.$14.8 billion for the same period in 2016. The increase in net capital inflows reflected a U.S.$19.3 billion increase in issuances in the period, as compared to inflows registered in 2015.

Other financial entities. Capital inflows recorded a surplus of U.S.$1.9 billion in the first nine months of 2015 compared to a deficit of U.S.$1.2 billion in 2016. This decrease in surplus was mainly due to an increase in nonresident deposits.

In the first nine months of 2016, net foreign direct investment decreased by U.S.$4.8 billion to U.S.$4.1 billion, as compared to U.S.$8.9 billion in the first nine months of 2015.

International Reserves

As of December 31, 2016, the gross international reserve assets of the Central Bank totaled U.S.$38.8 billion, compared to U.S.$25.6 billion as of December 31, 2015.

MONETARY SYSTEM

Monetary Policy

Inflation

The Central Bank and the Government introduced two new financial instruments intended to safeguard savings and long-term loans from the effects of inflation. In April 2016, the Central Bank by means of Communication “A” 5945 (as amended and restated by Communication “A” 6069) introduced the first instrument, known as Unidades de Valor Adquisitivo (UVAs), with an initial value based on the average construction cost of a square meter in the cities of Buenos Aires, Córdoba, Rosario, Salta and the coastal region (Santa Fe de la Vera Cruz to Paraná) as of March 31, 2016. The value of UVAs is adjusted on a daily basis, based on the CER. In September 2016, the Government by means of Law No. 27,271, introduced the second instrument, known as Unidades de Vivienda (UVIs) with an initial value based on the average construction cost of a square meter in Argentina. The value of UVIs is adjusted on a monthly basis, based on the “Índice de la Construcción para el Gran Buenos Aires” published by the INDEC, based on the CER.

On June 15, July 13, August 12, September 13, October 13, November 10, December 15, 2016, and January 11, 2017 the INDEC published inflation rates of 4.2%, 3.1%, 2.0%, 0.2%, 1.1%, 2.4%, 1.6% and 1.2% for May 2016, June 2016, July 2016, August 2016, September 2016, October 2016, November and December 2016, respectively, using its new methodology for calculating the CPI.

Securities Markets

Regulation of the Securities Markets

On December 29, 2016, the CNV authorized Bolsas y Mercados Argentinos (“ByMA”) as a market for the listing of securities through a public offering approval. The Republic of Argentina expects that once ByMA begins its activities the listing of notes on the MERVAL will be automatically transferred to ByMA.

Mutual Funds and the FGS

As of November 2016, the FGS was valued at Ps. 865.2 billion and public securities held by the FGS amounted to Ps. 496.5 billion, representing 57.4% of its total assets.

16

Total Assets of the FGS

	2015		Eleven month period ended November 30, 2016
Assets (in millions of pesos)	Ps.	664.0	Ps.	865.2
Percentage increase from previous period		40.6%		34.6%
__________ Source: Central Bank.

PUBLIC SECTOR FINANCES

National Public Accounts

New Presentation

In March 2016, the Macri administration adopted a new methodology intended to increase transparency in the reporting of fiscal results. The main modifications introduced in the new presentation of fiscal results consist of excluding transfers from the Central Bank and FGS to the Government from total current fiscal revenues and excluding interest payments on public debt made by the Government from total current fiscal expenditures. In addition, it includes an estimate of the increase in the amount of deferred current obligations. Since the expenditures of the non-financial public sector are recorded at the time of payment in accordance with the cash method of accounting, expenditures relating to the consumption of goods and services incurred in a given period are recorded in a subsequent period if payment is deferred as a result of the Government’s discretionary power to do so. Recording the non-financial public sector’s accrued expenditures is a way to monitor the discrepancy between expenditures associated with actual consumption during a period which will be actually paid for during subsequent periods.

17

The 2017 Budget

The table below presents a comparison of the 2017 budget against the projected 2016 budget.

	Budget Comparison (in millions of pesos)
	Projected 2016(1)	2017	Difference
			Ps.	%
Current Revenues	1,686,612.9	2,068,482.8	381,869.9	22.6%
Tax Revenues	875,429.5	1,104,127.5	228,698.0	26.1%
Social Security Contributions	563,499.6	698,814.3	135,314.7	24.0%
Non-Tax Revenues	39,044.5	50,176.9	11,132.4	28.5%
Sales of Goods and Services of the Public Administration	7,473.2	11,100.8	3,627.6	48.5%
Property Taxes	189,251	201,501.1	12,250.1	6.5%
Current Transfers	10,838.5	1,443.3	(9,395.2)	(86.7)%
Other Revenues	1,076.0	1,318.9.0	243.0	22.6%
Operating Surplus of Public Entities

Current Expenditures	1,903,730.2	2,314,013.5	410,283.3	21.6%
Consumption Expenditures	342,601.5	426,913.7	84,312.2	24.6%
Personnel	256,276.1	319,341.3	63,065.2	24.6%
Goods and services	86,325.4	107,572.4	21,247.0	24.6%
Property Taxes	193,262.6	255,945.8	62,683.2	32.4%
Social Security Expenditures	712,389.3	963,181.1	250,791.8	35.2%
Direct Taxes	2,505.1	3,542.2	1,037.1	41.4%
Other Losses	2,174.6	3,574.8	1,400.2	64.4%
Current Transfers	609,272.6	632,568.7	23,296.1	3.8%
Operating Deficit of Public Entities	41,524.5	28,287.2	(13,237.3)	(31.9)%

Primary Result	(217,117.3)	(245,530.7)	(28,413.4)	13.1%

Capital Resources	753.7	388.04	(365.3)	(48.5)%

Capital Expenditures	181,108.4	236,917.8	55,809.4	30.8%
Real Direct Investment	82,627.6	108,460.9	25,833.3	31.3%
Capital Transfers	80,467.3	112,692.3	32,225.0	40.0%
Financial Investment	18,013.5	15,764.6	(2,248.9)	(12.5)%

Total Resources	1,687,366.6	2,068,871.2	381,504.6	22.6%
Total Expenditures	2,084,838.6	2,550,931.3	466,092.7	22.4%
Total Primary Expenditures	1,891,597.8	2,295,001.0	403,403.2	21.3%
Primary Result	(204,231.2)	(226,129.8)	(21,898.6)	10.7%
Primary Result without BCRA and FGS Gains (losses)	(373,248.0)	(405,033.2)	(31,785.2)	8.5%
Financial Result	(397,472.0)	(482,060.1)	(84,588.1)	21.3%

__________

(1)	Reflects the projected 2016 budget information as modified by the Macri administration in 2016. Based on preliminary estimates, the Government believes that the fiscal deficit for 2016 (including receipts through December 31, 2016, of approximately Ps.106.8 billion as a result of the Tax Amnesty Law) will be consistent with the projected 4.8% of GDP.

18

On September 15, 2016, the 2017 budget bill was submitted to Congress. The 2017 budget projects a fiscal deficit representing 4.2% of GDP in 2017. This projected fiscal deficit represents an increase from the previously projected 3.3% of GDP, primarily as a result of two factors: the August 2016 decision of the Supreme Court of Argentina (which held that gas tariffs that had been announced for residential users must retroactively return to the levels in effect before tariff increases were implemented) and the Ley de Reparación Histórica a los Jubilados (the Historical Reparations Law for Retirees and Pensioners), which will increase pension expenditures. The budget bill does not include any estimate of revenues arising from the Tax Amnesty Law. The proceeds of its January 2017 offering, as well as other financings in the international capital markets contemplated by the Republic, would be applied to cover the Republic’s financing needs in 2017. The 2017 budget was approved on December 21, 2016. For more information, see “—Macri Administration: 2015-Present—Tariff Increases” and “—Retiree Programs”

One of the cornerstones of the 2017 budget is the expansion of social programs designed to meet the needs of the most vulnerable groups, including the following:

•	Childhood Programs. The proposed 2017 budget allocates funds for (i) the Plan Nacional de Primera Infancia (National Plan for Early Childhood), (ii) the construction of 3,000 preschools to advance compulsory schooling for children aged three and older, and (iii) the expansion of the Child Allowance Program to reach 4.1 million beneficiaries, including 514,000 children of monotributistas (self-employed workers), and 200,000 children of temporary workers.
•	Healthcare and Retiree Programs. The budget provides for the Cobertura Universal de Salud (Universal Health Insurance Coverage Plan) for 15 million residents who lack health insurance coverage and the Historical Reparation Plan for Retirees and Pensioners, which is expected to reach 2.4 million retirees.
•	National Housing Plan. With the aim of addressing the housing needs of low and middle-income families, the budget also provides for the implementation of the Plan Nacional de Vivienda (National Housing Plan), which includes the construction of 120,000 homes and granting 175,000 subsidized housing loans over a three-year period.

Overall, social security expenditures are expected to grow by 35% in 2017.

The 2017 budget further provides for an increase in the minimum monthly wage to Ps. 8,060 in January 2017. This increase in wages was implemented in three phases: 12.3% in June 2016 (to Ps. 6,810), 12.4% in September 2016 (to Ps. 7,560) and 8.3% in January 2017 (to Ps. 8,060).

Infrastructure. The 2017 budget additionally allocates funds for investments in infrastructure projects, including:

•	Plan Belgrano, which involves a Ps. 95 billion investment to promote infrastructure development in the northern provinces of Argentina;
•	rebuilding the national transportation system to increase the competitiveness of regional economies, including through a U.S.$2.0 billion investment for the construction of 2,800 kilometers of highways over a four-year period; and
•	the ongoing Plan Nacional de Agua 2016-2019 (National Water Plan 2016-2019), which is expected to generate 500,000 jobs.
19

Fiscal Result of Eleven Months Ended November 30, 2016 as Compared to Eleven Months Ended November 30, 2015.

Primary fiscal balance. The primary deficit recorded for the first eleven months of 2016 was Ps.300.1 billion, compared to a deficit of Ps.191.7 billion for the eleven months ended November 30, 2015. Total primary revenues increased by 28.0% in the eleven months ended November 30, 2016, and primary expenditures (excluding interest payments) increased by 32.3%.

Fiscal revenues. In the eleven months ended November 30, 2016, fiscal revenues increased by 28.0% to Ps. 1,380 billion from Ps. 1,078.4 billion in the first eleven months ended November 30, 2015. This increase was mainly driven by an increase in revenues generated by social security taxes, VAT, income tax, taxes on fuel and financial transactions. During the first eleven months of 2015, the Government auctioned the 4G spectrum, which resulted in a 2.9% increase in “other non-tax revenues.”

Primary expenditures. In the eleven months ended November 30, 2016, primary expenditures (excluding interest payments) of the national public sector increased by 32.3% from Ps. 1,270.1 billion in the eleven months ended November 30, 2015 to Ps.1,680.1  billion in the eleven months ended November 30, 2016. This increase was mainly due to the following factors:

•	social security outlays, which accounted for approximately 44.3% of the overall increase in expenditure, increased by 39.3%, from Ps. 462.2 billion in the first eleven months ended November 30, 2015 to Ps. 643.8 billion in the same period of 2016, mainly as a result of an increase in the number of retirees and successive increases in pension payments;
•	other transfers (including external sector transfers, private sector subsidies and transfers to autonomous public entities such as universities), which accounted for approximately 38.3% of the overall increase, increased by 43.4%, from Ps. 361.2 billion in the first eleven months of 2015 to Ps. 518.1 billion in the same period of 2016. This increase was mainly due to the increase in subsidies to the electricity sector. The increase in other transfers was also driven by the increase in outlays to social security payments, particularly through the Universal Child Allowance and Universal Pregnancy Allowances, and transfers to local transportation providers and the “Acciones de Sustentabilidad de Suministro de Energía Eléctica” Program. Since March 2016, family allowances to self-employed and temporary workers have been extended. This measure is available to 514,000 children and their families.
•	national administration wages, which accounted for approximately 14.3% of the total increase, increased by 33.9% from Ps. 173.3 billion in the first eleven months of 2015 to Ps. 231.9 billion in the same period of 2016.Capital expenditures, increased from Ps. 152.9 billion in the first eleven months of 2015 to Ps. 159.8 billion in the same period of 2016.

Transfers to the Government from the Central Bank and FGS increased by 44.3% in the first eleven months of 2016, while interest payments increased by 62.6% in the same period.

Overall fiscal balance. The overall fiscal balance recorded a deficit of Ps. 281.3 billion in the first eleven months of 2016, compared to a deficit of Ps. 166.5 billion in the same period of 2015.

Tax Regime

Taxes on Income

On March 22, 2016, the AFIP increased the amount of gross income (from Ps. 96,000 to Ps. 200,000) above which employees must submit an affidavit of personal assets, and increased the amount of gross income (from Ps. 144,000 to Ps. 300,000) above which employees must submit an affidavit of personal assets and income tax reports.

Congress also passed modifications to the income tax brackets to take into account the impact of inflation in recent years.

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Tax Amnesty Law

In July 2016, a voluntary and extraordinary tax disclosure and regularization regime for the holding of foreign and local currency and assets located in Argentina and abroad was enacted by the Federal Congress (Law 27,260). Tax disclosure as well as regularization may be conducted until March 31, 2017, while the disclosure of cash shall be made effective by October 31, 2016. A special tax is applicable on the value of the disclosed currency and assets, unless adherent taxpayers subscribe certain investment securities. Among other aspects, the regime also provides benefits for compliant taxpayers, certain changes in the personal assets tax, the abrogation of the 10% income tax withholding on dividends distributed by Argentine companies and the abrogation of the notional minimum income tax commencing on January 1, 2019. To date, 21 out of 23 Argentine provinces have adhered to the referred regime.

In August 2016, the Government announced the issuance of two new bonds, BONAR 0% 2019 and BONAR 1% 2023 for up to U.S.$8.0 billion, which can be subscribed for by taxpayers participating in the new Tax Amnesty Law that allows taxpayers to declare financial assets that have not been reported under applicable tax rules. On October 31, 2016, the Ministry of the Treasury and Public Finances and the AFIP announced that during the first stage of the Tax Amnesty Law implementation, U.S.$4.6 billion cash holdings had been declared. In addition, the cut-off date for depositing declared cash amounts was extended through November 21, 2016.

On October 31, 2016, the Ministry of the Treasury and Public Finances and the AFIP announced that during the first stage of the Tax Amnesty Law implementation, U.S.$4.6 billion cash holdings had been declared The second stage, which expired on December 31, 2016, is aimed at declaring amounts held abroad. The third and last stage is aimed at declaring fixed and movable assets held abroad and in Argentina, and expires on March 31, 2017.

Fiscal Relations with the Provinces

Revenue Transfers

In February 2016, the Macri administration issued an emergency decree creating the Programa Acuerdo para el Nuevo Federalismo (“Agreement for a New Federalism”) and forming a designated council with the objective of reaching an agreement among the Government and provinces, other than Córdoba, San Luis and Santa Fe, for the gradual repayment of funds withheld under Article 76 of the 2006 National Budget Law. In May 2016, each province (other than Córdoba, San Luis and Santa Fe) and the City of Buenos Aires agreed to be bound by the terms of the Agreement for a New Federalism, through which they will gradually recover their share of the 15% withheld by the Government, subject to certain conditions. A special financing facility through ANSES will provide the equivalent of 6% of such 15% owed to those provinces and the City of Buenos Aires during 2016, and 3% each year during a 5-year period thereafter. The Government reached separate agreements with Córdoba, San Luis and Santa Fe, reflecting the restitution in favor of those provinces ordered by the Supreme Court.

On October 25, 2016, the Minister of the Treasury and Public Finance along with the provincial ministers of finance announced the inclusion of certain amendments to the Fiscal Responsibility Law (Ley de Responsabilidad Fiscal) in the 2017 Budgeting. The amendments aim to reduce the overall public sector deficit by 10% in 2017, enhance transparency in provincial public accounts and restrain public spending by capping public spending increases in 2017 at the growth rate of nominal GDP.

The Consejo Federal de Responsabilidad Fiscal (Federal Council of Fiscal Responsibility) agreed a joint work schedule to create a comprehensive and definitive reform to be implemented in 2018.

On October 26, 2016, agreements were signed to normalize the financial relationship between the Province of Córdoba, ANSES and the Government. Pursuant to these agreements the Government acknowledges the debt of financial assistance owed to the provincial pension fund of the Province of Córdoba in line with the parameters established in the Ley de la Reparación Histórica (Law of Historical Reparation). Additionally, the Government committed to assist the provincial pension fund during 2016 with Ps. 3.4 billion. Part of the Government’s debt held by the Province of Córdoba was set-off against claims of the Government against the Province of Córdoba. The remainder, which amounts to Ps. 2.0 billion, will be paid by ANSES, of which Ps. 1.5 billion will be transferred immediately to the province and the remaining Ps. 500 million will be transferred once the province’s social security system is conformed to the national social security system.

21

Composition of Public Expenditure

Public Infrastructure and Services

On December 21, 2016, the Supreme Court of Argentina suspended the construction at the “Presidente Néstor Kirchner” and “Governor Jorge Cepernic” dams in the province of Santa Cruz. The Supreme Court found that the legally mandated environmental impact assessment and public hearing regarding the projects had not been conducted.

PUBLIC SECTOR DEBT

The Republic’s total gross public debt increased by 1.7% from U.S.$240.7 billion as of December 31, 2015 (53.6% of nominal GDP) to U.S.$ 244.8 billion (52.8% of nominal GDP) as of June 30, 2016.

As of June 30, 2016, total gross public debt (including non-performing debt and Untendered Debt) by type of creditor was as follows:

•	55.0% of total gross public debt, or U.S.$134.7 billion, primarily consisted of public bonds, National Guaranteed Loans, temporary advances from the Central Bank and promissory notes held by various public sector entities including the Central Bank, FGS, ANSES and Banco de la Nación Argentina, which we refer to as “Public Debt held by National Public Sector Agencies.”
•	33.6% of total gross public debt, or U.S.$82.2 billion, was held by creditors other than public sector entities or other official sector creditors, which we collectively refer to as “Public Debt held by the Private Sector.”
•	11.4% of total gross public debt, or U.S.$27.9 billion, primarily consisted of obligations owed to multilateral credit organizations such as the World Bank, the IADB and CAF, as well as debt with the Paris Club, which we refer to as “Public Debt held by Other Creditors.”

As of June 30, 2016, performing debt totaled U.S.$236.0 billion, non-performing debt (excluding Untendered Debt) totaled U.S.$44.5 million and the outstanding principal amount of Untendered Debt totaled U.S.$3.8 billion. Since June 30, 2016, Argentina has settled claims with holders of an outstanding principal amount of Untendered Debt totaling U.S.$2.2 billion.

Foreign currency-denominated debt represented 72.2% (U.S.$176.8 billion) of total gross public debt as of June 30, 2016 compared to 69.3% of total gross public debt as of December 31, 2015. The Republic’s total gross foreign currency public debt was denominated as follows:

•	86.7% in U.S. dollars;
•	12.0% in euro;
•	1.1% in Japanese yen; and
•	0.2% in other foreign currencies.

Total peso-denominated debt, increased 5.5% to Ps. 1,013.6 billion (U.S.$67.9 billion, or 27.8% of gross public total debt) as of June 30, 2016 from Ps.961.1 billion (U.S.$73.9 billion, or 30.7% of gross public total debt) as of December 31, 2015.

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As of September 30, 2016, the Republic’s total gross public debt increased by 4.4% to U.S.$251.2 billion (51.4% of nominal GDP ) from U.S.$240.7 billion as of December 31, 2015 (53.5% of nominal GDP).

Foreign Currency-Denominated Debt in 2016

Between January 1 and December 31, 2016, the Republic issued foreign currency denominated debt in an aggregate principal amount of U.S.$20.4 billion, of which U.S.$16.5 billion corresponded to U.S. Dollar denominated bonds issued in connection with the April 2016 Transaction, U.S.$2.75 billion corresponded to the U.S. Dollar-denominated bonds issued on July 6, 2016, U.S.$1.0 billion corresponded to the issuance of BONAR 20 bonds, U.S.$0.2 billion corresponded to the issuance of BONAR 24 bonds, and €2.5 billion correspond to two euro denominated bonds issued on October 12, 2016.

Foreign Currency-Denominated Debt Service

Projected Performing Foreign Currency-Denominated Public Debt Service by Instrument for Primary Issues
between January 1 and December 31, 2016(1) (in millions of U.S. dollars)

	2017			2018			2019				2020
	Capital	Interest		Capital	Interest		Capital		Interest		Capital	Interest
BIRAD U.S. Dollar 6.25% due 2019	—	U.S. $	171.9	—	U.S. $	171.9	U.S. $	2,750.0	U.S. $	85.9
BIRAD U.S. Dollar 6.875% due 2021	—		309.4	—		309.4		—		309.4	—	U.S. $	309.4
BIRAD U.S. Dollar 7.5% due 2026	—		487.5	—		487.5		—		487.5	—		487.5
BIRAD U.S. Dollar 7.625% due 2046	—		209.7	—		209.7		—		209.7	—		209.7
BIRAD U.S. Dollar 6.625% due 2028	—		66.3			66.3				66.3	—		66.3
BIRAD U.S. Dollar 7.125% due 2036	—		124.7			124.7				124.7	—		124.7
BONAR 24	—		19.1	—		19.1		36.3		19.1	36.3		19.1
BONAR 20	—		82.4	—		82.4		—		82.4	1,029.9		82.4
BIRAE EUR 3.875% due 2022(2)	—		13.4	—		50.6		—		50.6	—		50.6
BIRAE EUR 5.0% due 2027(2)	—		17.2	—		65.3		—		65.3	—		65.3

	2021			2022			2023				2024
	Capital	Interest		Capital	Interest		Capital		Interest		Capital	Interest
BIRAD U.S. Dollar 6.25% due 2019	—		—	—		—		—		—	—		—
BIRAD U.S. Dollar 6.875% due 2021	4,500		154.7	—		—		—		—	—		—
BIRAD U.S. Dollar 7.5% due 2026	—		487.5	—		487.5		—		487.5	—		487.5
BIRAD U.S. Dollar 7.625% due 2046	—		209.7	—		209.7		—		209.7	—		209.7
BIRAD U.S. Dollar 6.625% due 2028	—		66.3	—		66.3				66.3			66.3
BIRAD U.S. Dollar 7.125% due 2036	—		124.7	—		124.7				124.7			124.7
BONAR 24	36.3		19.1	—		19.1		—		19.1	36.3		19.1
BONAR 20	—		—	—		—		—		—	—		—
BIRAE EUR 3.875% due 2022(2)	—		50.6	1,305.8		50.6		—		—	—		—
BIRAE EUR 5.0% due 2027(2)	—		63.5	—		65.3		—		65.3	—		65.3

__________

(1)	Preliminary figures.
(2)	Calculated based on the exchange rate as of December 31, 2016.

Source: INDEC and Ministry of the Treasury.

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U.S. Dollar-Denominated Treasury Bills Program

On April 27, 2016, the former Ministry of the Treasury announced its decision to access the domestic US-dollar market in 2016 by issuing Letras del Tesoro denominadas en Dólares Estadounidenses (“LETES”) (U.S. Dollar-Denominated Treasury Bills) in connection with its 2016 financial program. On December 31, 2016, LETES having an aggregate principal amount of U.S.$7.6 billion were outstanding.

Legal Proceedings

Pari passu litigation

On December 22, 2016, in a case involving certain creditors that had not responded to the February 2016 settlement proposal and alleged a continued violation of the pari passu clause, the District Court found that no continued pari passu violation existed although the plaintiffs’ bonds remained unpaid while Argentina was paying its consenting creditors as well as the newly issued bonds. In its ruling, the District Court also found that under New York law claims relating to Untendered Debt governed by New York law become time-barred after six years.

The Settlement

Between the time the Republic published the Settlement Proposal and the first payment to settling bondholders on April 22, 2016, it executed numerous settlement agreements involving Untendered Debt in an aggregate principal amount of approximately U.S.$4.2 billion. As of the date of this Amendment, payments of these settlement agreements had resulted in the dismissal of claims in approximately 100 cases with claims for an aggregate principal amount of approximately U.S.$3 billion, plus interest, and judgments in the amount of approximately U.S.$5 billion. The Republic is currently in the process of paying additional settlement agreements, and processing additional settlement options, which will result in the dismissal of additional cases in an amount yet to be determined. Creditors who settled their claims have agreed, upon payment, to dismiss with prejudice all litigation against the Republic, including all enforcement proceedings.

One pending class action, where no agreement in principle has been reached, sought to enjoin the Republic from communicating and settling with holders of the bond series at issue. On April 21, 2016 the District Court denied that plaintiff’s motion. Plaintiff appealed and on December 22, 2016 the Court of Appeals dismissed the appeal. On January 5, 2017, plaintiff filed a petition for rehearing en banc, which remains pending.

Post-settlement litigation in the United States

On March 3, 2016, certain plaintiffs filed suit against the Republic in the District Court based on their ownership of bonds governed by Italian law, German law, and English law. The Republic moved to dismiss the claims that were based on Italian law and German law on the grounds of lack of jurisdictional and/or insufficient service of process. The District Court granted the Republic’s motion to dismiss on August 2, 2016. On September 22, 2016 the District Court denied plaintiffs’ request to reconsider the portion of its opinion dismissing the German law claims.

On March 25, 2016, a group of Argentine creditors filed suit against the Republic in the District Court, seeking a declaration that the settlement-related documents sent to the Republic—which the Republic had not countersigned—were binding settlement agreements. The District Court granted the Republic’s motion to dismiss plaintiffs’ complaint on April 12, 2016, concluding that in the absence of a countersignature by the Republic, no binding contracts with the plaintiffs had been formed. Plaintiffs appealed this dismissal and the appeal remains pending as of the date of this Amendment.

On June 1, 2016, an Argentine creditor filed suit against the Republic in the District Court based on its ownership of Argentine bonds governed by New York, German, English, and Italian law. The Republic and plaintiff requested that the Republic’s response to plaintiff’s complaint be due 60 days after plaintiff has filed proof that it served the Republic via the Hague Service Convention. The District Court granted that request on July 28, 2016.

On June 22, 2016, plaintiffs in three actions amended their complaints against the Republic, seeking damages for breach of contract, injunctive relief and specific performance based on the Republic’s alleged breach of the pari passu clause, and damages based on the Republic’s alleged breach of the pari passu clause. On July 20, 2016, the Republic moved to dismiss plaintiffs’ claims alleging breach of the pari passu clause as well as plaintiffs’ money damages claims to the extent plaintiffs sought to recover principal and/or interest that had come due more than six years prior to the filing of the complaint. On December 22, 2016, the District Court found that no continued pari passu violation existed although the plaintiffs’ bonds remained unpaid while Argentina was paying its consenting creditors as well as the newly issued bonds. In its ruling, the District Court also found that under New York law claims relating to Untendered Debt governed by New York law become time-barred after six years.

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On September 9, 2016, an Argentine creditor filed suit against the Republic in the District Court based on its ownership of Argentine bonds governed by New York and German law. The Republic’s response to the complaint is pending.

On November 4, 2016, an Argentine creditor filed suit against the Republic in the District Court based on its ownership of Argentine bonds governed by New York law. The Republic’s response to the complaint is pending.

Beginning in November 2016, creditors of the Republic holding judgments totaling approximately $216.7 million served discovery requests on the Republic and subpoenas on multiple third parties, including certain financial institutions. The discovery requests and subpoenas demanded the production of documents and information relating to the assets of the Republic and of entities allegedly related to the Republic. The Republic has objected to the discovery demands served on it.

ICSID Arbitration

Argentina has been a party to arbitration proceedings under the 1965 Convention on the Settlement of Investment Disputes between States and Nationals of Other States (“ICSID Convention”), including as a result of measures implemented in 2001 and 2002 to address Argentina’s economic crisis.

As of the date of this Amendment, there are four final awards issued by ICSID tribunals against Argentina for an aggregate total of U.S.$467.4 million, and Argentina is seeking the annulment of three additional awards for an aggregate total of U.S.$805.5 million. There are four ongoing cases against Argentina before ICSID with claims totaling U.S.$1.65 billion, and in one of these cases (with aggregate claims totaling U.S.$1.6 billion) the ICSID tribunal has already ruled that it has jurisdiction. There are seven additional cases with claims totaling U.S.$3.1 billion in which the parties agreed to suspend the proceedings pending settlement discussions. A successful completion of these negotiations could lead additional ICSID claimants to withdraw their claims, although the Republic can offer no assurance to this effect. Two additional awards were recently rendered in an aggregate amount of U.S.$14.5 million and as of the date of this Amendment, the deadline for applications for annulment has not yet passed.

On October 8, 2013, the Republic settled with four ICSID claimants and paid with bonds an aggregate amount of U.S.$406 million. On May 13, 2016, the Republic settled one additional case and paid with bonds an aggregate amount of U.S.$51.97 million. See “—Other Arbitration.”

On June 28, 2016, the Republic and TFA commenced the closing of a settlement agreement to settle the claims of the Italian bondholders, which was finalized on July 14, 2016. Payments to settling holders were made on July 14, 2016. The case was dismissed with prejudice in accordance with the terms of a consent award dated December 29, 2016.

Other Non-Creditor Litigation in the U.S.

The Petersen Entities seek compensatory damages (in an amount to be determined) arising out of an alleged breach of the bylaws of YPF by the Republic that allegedly occurred when it expropriated 51% of Class D shares of YPF. In September 2015, the Republic moved to dismiss the complaint, asserting, among other things, that the District Court lacks jurisdiction under the FSIA. On September 9, 2016, the District Court granted in part and denied in part the Republic’s motion to dismiss plaintiffs’ complaint. As of the date of this Amendment, the Republic and YPF have appealed this decision to the Second Circuit Court of Appeals, which remains pending.

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On November 3, 2016, Eton Park Capital Management, L.P., Eton Park Master Fund, Ltd. and Eton Park fund, L.P. (the “Eton Park Entities”) filed a claim against the Republic in relation to the 2012 expropriation of YPF in the District Court.

The Eton Park Entities seek compensatory damages (in an amount to be determined) arising out of an alleged breach of the bylaws of YPF by the Republic that allegedly occurred when it expropriated 51% of Class D shares of YPF. The Republic has not yet been formally notified and has the right to request the dismissal of the complaint.

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